

May 20, 2024

Mark Boelke
Chief Financial Officer
Entravision Communications Corp
2425 Olympic Boulevard, Suite 6000 West
Santa Monica, California 90404

      Re: Entravision Communications Corp
          10-K filed March 14, 2024
          10-Q filed May 2, 2024
          8-K filed May 2, 2024
          File No. 001-15997

Dear Mark Boelke:

    We have reviewed your filing and have the following comments.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the fiscal quarter ended March 31, 2024

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Three-Month Periods ended March 31, 2024 and 2023, page 28

1.   When more than one factor is responsible for the change in an income statement line item, quantify each of the contributing factors, including any offsetting amounts. Please ensure this change is made throughout your MD&A. Provide us with your proposed future disclosure.

Liquidity and Capital Resources
Cash Flow, page 34

2.   We note your current discussion of cash flows from operating activities replicates line items disclosed in your cash flow statement. Please expand your analysis to provide a detailed discussion of the underlying reasons for the fluctuations in cash flows from operations.

Form 8-K filed May 2, 2024

Exhibit 99.1, page 1

3.   Please revise your press release, including the Unaudited Financial Highlights section, to present the most directly comparable GAAP-basis measures more prominently than your non-GAAP measures consolidated EBITDA and Free cash flow. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.10(a).

4.   You state the most directly comparable GAAP measure for consolidated EBITDA and free cash flow is operating cash flows. As such, please begin your reconciliations with operating cash flows. In addition, revise to more clearly explain why these non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(1)(i) of Regulation S-K and Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.10(b). Provide us with your proposed future disclosure.

5.   As you have identified operating cash flows as the most directly comparable GAAP measure for consolidated EBITDA, explain why you have provided a reconciliation to Net income (loss) attributable to common stockholders. If your presentation is based on the terms of your credit agreement, tell us how you considered Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.09.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology